02013805

P.E. 1/24/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

24 January 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

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EXHIBIT INDEX

Press Release regarding Sale of Content Technologies to Clearswift Corporation dated 24 January 2002 ....

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Website Fundamentals Share Price

RNS Number:4321Q
Baltimore Technologies PLC
24 January 2002

Baltimore Technologies sells Content Technologies to Clearswift Corporation for £20.5 million

London, UK - 24 January, 2002 - Baltimore Technologies (London: BLM) today announced that it has entered into a conditional agreement with Clearswift Corporation - a UK-based software company - to sell its content security business for a total consideration of £20.5 million. The transaction consideration consists of the following elements:

* an initial cash payment of £12.0 million

* £2.5 million of Clearswift 5% loan notes maturing in 12 months

* £6 million of preference shares in Clearswift representing approximately 11% of the enlarged company on a fully diluted basis.

The sale is subject to Baltimore shareholder approval to be sought at an Extraordinary General Meeting in March 2002.

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc commented:

"Whilst the disposal of Content Technologies is a significant step towards strengthening our company for success in its core business, our efforts to refocus the business, enhance the productivity of our operations and maximize its potential, are far from being complete. This transaction represents good value and we are relentless in our efforts to build a competitive cash generating business. Our long-term competitiveness and success in the marketplace will be dependent on our ability to reallocate resources for product innovation and select technology and services partnerships."

Rationale for the Divestment

On 22 August 2001, Baltimore Technologies announced a significant restructuring and cost reduction programme. A review of the business had identified that the company was operating two businesses with limited synergies between them, namely the business of supplying and marketing authentication and authorisation solutions and the Content Technologies business.

Whilst the board strongly believes in the potential of both businesses, it also recognises that their proper exploitation requires significant investment of cash and management time. Accordingly, the board concluded that a course of disposing of the Content Technologies business and focusing on the core business was the most appropriate strategy to maximise the overall return for all shareholders and benefit all stakeholders.

By receiving part of the consideration for the disposal as shares in Clearswift, Baltimore will acquire a stake in the combined businesses of Content Technologies and Clearswift, which will trade as Clearswift Corporation. This will enable the company to participate in any growth in Clearswift's businesses while also receiving cash proceeds during a difficult market for divestments in the software sector.

Financial effect of the Disposal

The Content Technologies disposal demonstrates significant progress in Baltimore's restructuring process. The cost savings associated with disposing of Content Technologies, and other cost-savings identified by the company, will further contribute to reducing Baltimore's cash burn.

The company intends to use the cash proceeds of the disposal of £12.0 million, payable at completion for general corporate purposes. Baltimore expects that the disposal will complete by the end of March 2002.

Current Trading

Baltimore's revenues for the three-month period ending the 31st December 2001 (including the Content Technologies business) was in line with that experienced in the previous two quarters.

Baltimore's restructuring programme is progressing and the company continues to review all cost saving options including the planned disposal of other non-core areas and excess facilities such as the recent disposal of a surplus property in the UK for £1million.

A direct impact of the success to date of the restructuring programme is the improvement in Baltimore's cash-burn from a peak of £29.7 million during the second quarter of 2001 to £21.0 million in Q3. This represents a reduction of approximately 30%. The Directors expect this trend of substantially reducing cash burn to continue in Q4 2001.

Baltimore Technologies continues to see demand for its core business of authentication and authorisation solutions. During the fourth quarter, Baltimore signed or renewed revenue generating contracts with leading companies including Belgium Post Group Services, TP Internet Poland, Ministry of Defence UK PPA and ZABA Bank plus leading technology companies such as Verizon, Hewlett Packard Corporation, Cable & Wireless and Unisys.

Whilst volatility in the market place persists the company expects overall market conditions in Q1 2002, to be similar to the previous nine months. The company remains committed to continuing its investment in developing security technologies and solutions. The Directors believe that this investment will, in the long run, provide shareholders with the best long term return although it will have the effect of delaying Baltimore's progression to becoming EBITDA positive for six to nine months from Q2 02.

Working Capital

Taking into account the net proceeds from the disposal of Content Technologies, the Directors are of the belief that Baltimore Technologies has sufficient working capital for its present requirements, that is for at least the next 12 months.

Bijan Khezri Chief Executive Officer of Baltimore commented:

"Q4 performance indicates both stability in our revenues and a significant decrease in our cash burn relative to the previous quarter. In Q4, we have been awarded a number of significant projects in Government and finance that reconfirms the competitiveness of our core technologies and solutions-centric global professional services. We believe that our technologies and services are critical to enable organizations to provision, manage and enforce digital credentials and permission attributes in particular in a web services environment. We are committed to leveraging these core strengths."

Information on the Content Technologies Business

Content Technologies is a leading developer of software providing policy-based content security and management solutions. Its software allows customer organisations to analyse, protect and manage the content in e-mail and other communications over the Internet and intranets (private Internet-based networks) in accordance with policies developed or selected by the customer organisation to govern the use and flow of information within, to and from the organisation.

Based on audited financial information for the fourteen-month period ended 31 December 2000, the Content Technologies business generated revenues of £21.3 million and a loss of £20.8 million As at 31 December 2001 the net liabilities of the Content Technologies business were £8.1 million.

Information on Clearswift post Completion

Clearswift is a leading provider of policy-based email security solutions. The company supplies organisations worldwide with software for email policy management, enabling them to secure their networks against viruses, to manage corporate risk by reducing inappropriate email use and to ensure regulatory compliance.

The Clearswift offering consists of two core products. Clearswift Enterprise Suite is a policy management platform for larger enterprises and government organisations to apply content security to both external and internal email traffic. MailGuard is a streamlined email filtering product for small and medium

sized enterprises. Clearswift's customers include Standard Life, National Car Parks, HM Customs Service, Marks & Spencer plc, Thales Netherlands and Benfield Greig.

Clearswift is privately owned, backed by Amadeus Capital Partners. As part of the transaction Clearswift will be issuing new equity to Amadeus Capital Partners, Cazenove Private Equity, Kennet Capital Limited, other investors and Baltimore. On completion, Baltimore will own approximately 11% of the enlarged share capital of Clearswift. David Guyatt, a Director of Baltimore Technologies and former CEO of Content Technologies will also be investing in a 0.27% interest in Clearswift.

Conference Call Details

Baltimore will be discussing today's announcement on a conference call, beginning at 11am GMT (6am EST). A live audio webcast of the conference call will be available on the Investor Relations section of Baltimore's website, located at http://www.baltimore.com/investors/webcast

About Clearswift Corporation

Clearswift is a provider of award-winning secure content management software. It provides organisations worldwide with highly scalable tools for content filtering, messaging policy enforcement and email and web security. The company is headquartered in Reading, Berkshire UK, with a Software Laboratory in Welwyn Garden City, Hertfordshire, UK. US headquarters are in Waltham, Massachusetts. Clearswift traded as NET-TEL from 1982 to June 2001. Based on audited accounts for the year ended 31 March 2000, Clearswift generated revenues of £2.5 million and a loss of £227,030 and, as at 31 March 2000, had net assets of £1million. In February 2001 Clearswift raised £6.75 million of initial venture capital funding. More information about Clearswift, its products and services is available at www.clearswift.com

About Content Technologies

Content Technologies' MIMEsweeper products are the world's leading family of Web, Email and Intranet content security solutions. More than 10,000 customers and 10 million users globally use the award winning MIMEsweeper solutions to protect their networks and business form email and Web-based threats. These threats include the circulation of inappropriate images and text, Spam and oversize files that can cause degradation in network service, loss and corruption of data, breaches of confidentiality, as well as viruses and malicious code. Content Technologies is a wholly owned subsidiary of Baltimore Technologies, who acquired the company in October 2000. For more information on Content Technologies, see www.mimesweeper.com

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

For further information:

Sarah Marsland / Olivia Cundy

Financial Dynamics

Tel: +44 207 831 3113

£££

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

END

DISGRGDBDGDGGDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: S. I. Enoch

Name: Simon Enoch
Title: Secretary and General Legal Counsel

Date: 2001

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